Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 16 DATED DECEMBER 16, 2019

TO THE PROSPECTUS DATED APRIL 16, 2019

We are providing this Supplement to you in order to supplement our prospectus dated April 16, 2019 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is as follows:

●	to disclose the Company’s net asset value for the month ended November 30, 2019;
●	to disclose the adjusted per share public offering price for each class of our shares, effective as of December 23, 2019, the date which is five business days after this supplement is filed with the Securities and Exchange Commission;
●	to disclose information about our distributions; and
●	to disclose information about our private offerings of Class FA shares.

Determination of Net Asset Value for the month ended November 30, 2019

On December 16, 2019, the Company’s board of directors (the “Board”) determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in the Prospectus. Class FA shares are not being offered in the Company’s current public offering (the “Offering”). Additionally, pursuant to our share repurchase program, we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares back to us at a price equal to the net asset value per share as of the last date of the month immediately prior to the repurchase date. The repurchase date for our next quarterly repurchase will be December 31, 2019. The following table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, and Class I shares as of November 30, 2019:

Month Ended November 30, 2019	Class FA	Class A	Class T	Class D	Class I	Total
Net Asset Value	$103,627,872	$17,341,012	$4,048,919	$7,696,917	$24,155,720	$156,870,440
Number of Outstanding Shares	3,771,065	647,204	150,548	291,188	893,902	5,753,907
Net Asset Value, Per Share	$27.48	$26.79	$26.89	$26.43	$27.02

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Public Offering Price Adjustment

On December 16, 2019, the Board also approved the new per share public offering price for each share class in the Offering. The new public offering prices will be effective as of December 23, 2019 and will be used for the Company’s next monthly closing for subscriptions on December 30, 2019. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in the Offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of November 30, 2019. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$29.28	$28.23	$26.43	$27.02
Selling Commissions, Per Share	$1.76	$0.85
Dealer Manager Fees, Per Share	$0.73	$0.49

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

On December 16, 2019, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I
January 30, 2020	February 10, 2020	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167

Class FA Share Private Offerings

The following disclosure updates information provided about the Company’s private offerings under the sections of the Prospectus entitled “Prospectus Summary—Q: Are we conducting separate private offerings?” and “Management's Discussion and Analysis of Financial Condition and Results of Operations.” As of the date of this supplement, all references to the Company’s private offerings in the Prospectus are hereby updated as follows:

The Company is currently conducting separate Class FA Private Offerings of up to $50.0 million each of Class FA shares pursuant to 506(c) under Regulation D. We refer to our private offering launched in April of 2019 as our “Class FA Private Offering. We anticipate that our Class FA Private Offering will terminate on December 31, 2019. We also refer to our private offering launched in July of 2019 as our “Follow-On Class FA Private Offering.” On December 16, 2019, the Board approved an extension of our Follow-On Class FA Private Offering until March 31, 2020. Subject to requirements under the Securities Act and the applicable state securities laws of any jurisdiction, we intend to conduct the Follow-On Class FA Private Offering until the earlier of: (i) the date we have sold the maximum offering amount of our Follow-On Class FA Private Offering or (ii) March 31, 2020. However, we reserve the right to further extend the outside date of our Follow-On Class FA Private Offering in our sole discretion.